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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934

                      BIOPHARMACEUTICS, INC.
       ---------------------------------------------------
                          Name of Issuer

                           COMMON STOCK
       ---------------------------------------------------
                   Title of Class of Securities

                           090646-10-0
       ---------------------------------------------------
                            CUSIP No.

                         JOHN FIGLIOLINI
                 201 E. 80th Street, Apartment 10-F
                     New York, New York 10021
                           212-794-1877
       ----------------------------------------------------
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                         January 18, 1999
       ----------------------------------------------------
      Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:    ______
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                           SCHEDULE 13D/A

CUSIP No. 090646-10-0
                                                Page 2 of 3 Pages



1.   Name of Reporting Person

     JOHN P. FIGLIOLINI

2.   Check the appropriate box if a member of a Group:

     (A)
     (B)     X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC/PF/AF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):

     Not applicable.

6.   Citizenship or place of organization:

     USA

7.   Sole Voting Power:

     Yes  - 1,261,387 Shares

8.   Shared Voting Power:

     Yes - 3,333,333 Shares

9.   Sole Dispositive Power:

     Yes - 1,261,387 Shares

10.  Shared Dispositive Power:

     Yes - 3,333,333 Shares

11.  Aggregate Amount Beneficially owned by Each Reporting Person

     4,594,720 Shares
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                                              Page 3 of 3 Pages

12. Check box if the aggregate amount in row (11) excludes certain shares:

     Not applicable.

13.  Percent of Class represented by amount in Row (11).

     21.18%

14.  Type of Reporting Person

     EP/CO/IN/OO

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 of Biopharmaceutics, Inc., Delaware Corporation (the "Company").
The Company's principal executive offices are located at 990
Station Road, Bellport, New York.

ITEM 2.  IDENTITY AND BACKGROUND

16,000 Shares - Berkshire International Finance, Inc.
                280 Route 35 South Suite 220
                Red Bank, New Jersey 07701

Berkshire is an Investment Banking firm owned by 100% by John P.
Figliolini.

275,000 - Phillip Louis Trading, Inc.(formerly European Equity
Partners, Inc.), 280 Route 35 South Suite 220, Red Bank, New
Jersey 07701

Phillip Louis Trading, Inc. is a registered broker/dealer owned
100% by John P. Figliolini.

26,116 Shares - Medical Technologies, Inc.
                280 Route 35 South Suite 220
                Red Bank, New Jersey 07701

Medical Technologies, Inc. is a holding Company owned 100% by John P. Figliolini.

126,846 Shares - Histon Financial Services, Inc.
                 280 Route 35 South Suite 220
                 Red Bank, New Jersey 07701

Histon Financial Services, Inc. is owned 100% by John P.
Figliolini.


57,725 Shares - Berkshire International Finance, Inc.
                Pension and Profit Sharing Account
                280 Route 35 South Suite 220
                Red Bank, New Jersey 07701

370,000 Shares - John P. Figliolini
                 201 E. 80th Street, Apt. 10-F
                 New York, New York 10021

365,000 Shares - Sierra Growth & Opportunity, Inc.
                 280 Route 35 South Suite 220
                 Red Bank, New Jersey 07701

Sierra is owned 100% by John P. Figliolini.

22,000  Shares - Utopia Capital, Inc.
                 280 Route 35 South Suite 220
                 Red Bank, New Jersey 07701

Utopia Capital, Inc. is owned 100% by John P. Figliolini.

3,333,333 Shares - Dynamic Corporate Holdings Corporation

Dynamic Corporate Holdings Corporation is British Virgin Islands corporation of which John P. Figliolini is a 50% owner.


Mr. Figliolini is a registered rep and investment banker. During the last five years, the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. The Reporting Individual is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in making purchases of 3,480,174 shares was from working capital and personal funds. No monetary compensation was paid to the Company by the Reporting Individual for 827,000 shares. These shares were issued to the Reporting Individual by the Company as compensation to the Reporting Individual for finder fees and financing fees performed for the Company. 101,846 shares were issued to the Reporting Individual in satisfaction of a debt owed to him in the amount of $18,332.28.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the acquisition of the common stock is to make a speculative investment and in order to provide consulting services and financing services to the Company relating to past acquisition and financings and future acquisitions and financing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

According to information supplied to the Reporting Individual by the Company, the number of shares of common stock outstanding as of January 26, 1999 is 21,697,108. Accordingly, the Reporting Individual is the beneficial owner of 4,594,720 shares which is 21.18% of the outstanding common stock calculated in accordance with Rule 13-D-3(d)(i). The Reporting Individual will have sole voting and dispositive power with respect to 1,261,387 shares and shared voting and dispositive power with respect to 3,333,333 shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the purchase of these shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantee of profits, division of profits and loss, or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


Dated: January 29, 1999                  /S/ JOHN P. FIGLIOLINI
                                         ------------------------
                                             JOHN P. FIGLIOLINI